300 Airport Road, South St. Paul, MN  55075 • Phone: 651-457-7491 • Fax: 651-457-8651

www.brsparachutes.com

Defining Aviation Safety

VIA EDGAR & FEDERAL EXPRESS

Mr. David R. Humphrey

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Re:                               Ballistic Recovery Systems, Inc.  (“BRS” or the “Company”)

Form 10-KSB for the year ended September 30, 2004 (the “Form 10-KSB”)

File No. 0-15318

Dear Mr. Humphrey:

I am writing to respond to your comment letter dated January 26, 2005 regarding our Form 10-KSB.  I am President and Chief Operating Officer of the Company.  Our responses to the Securities and Exchange Commission (“SEC”) Staff’s specific comments are provided below. We have included your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.  As suggested in your comment letter, we propose revising all future SEC filings in response to these comments.  We do not intend to file an amended Form 10-KSB that  incorporates these revisions.

Form 10-KSB for the Fiscal Year Ended September 30, 2004

Management’s Discussion and Analysis or Plan of Operation

Operations, page 12

Where changes in results are attributed to more than one factor, please quantify the impact of each material factor where practicable.  For example, you state that SG&A costs increased as a result of adjustments in staffing, marketing outsourcing, expanded trade show activity, increased compensation, business development expenses, and legal fees.

Upon review of the Operations section of Management’s Discussion and Analysis or Plan of Operation, we determined that SG&A was really the only area that would require revisions to indicate results attributed to more than one factor.  As example of how the Company would revise its SG&A section going forward, such section would have been stated for the most recent Form 10-KSB as follows:

Selling, General and Administrative

Selling, general and administrative costs as a percentage of sales were 21.6% for fiscal year 2004 as compared to 18.5% for fiscal year 2003.  These costs have increased from the previous fiscal year primarily as a result of: 1) utilization of outside consultants for strategic planning/implementation ($125,000 increase); 2) public relations outsourcing ($65,000 increase); 3) expanded sales travel to develop dealer network and general aviation business ($40,000 increase); 4) legal fees primarily relating to litigation ($40,000 increase); 5) increases in the corporate sales staff and compensation ($37,000 increase).  Expenditures for sales efforts are expected to increase as the Company accelerates its efforts to expand the general aviation market while strengthening the sport and recreational market sales.  Furthermore, the Company does not have products liability insurance and must fund the expenses of its current product liability litigation.  In addition, requirements under the Sarbanes-Oxley Act will require increased expenditures as the Company implements expanded compliance infrastructure and oversight.

Statement of Operations – page F-4

We note that you classify amortization expense on the non-compete intangible as other expense in the statement of operations.  Please revise to classify this cost as a component of income from operations.  Refer to Rule 5-03(b) of Regulation S-X.

The Company has enclosed a revised statement of operations to reflect the amortization expense on the non-compete intangible (intangible amortization) as a component of income from operations.  The Company proposes revising all future filings accordingly.

Note 2 – Summary of Significant Accounting Policies – page F-7

Please revise to disclose your revenue recognition policies pursuant to SAB 104.

The Company proposes to  revise its summary of Significant Accounting Polices to disclose the revenue recognition policy pursuant to Staff Accounting Bulletin (SAB) 104.  The Company proposes revising all future filings to include the following insert accordingly:

Revenue Recognition — In December 1999, the SEC issued Staff Accounting Bulletin No. 101 (SAB 101), “Revenue Recognition in Financial Statements” (later revised as SAB No. 104) which the Company has adopted.  The Company recognizes revenue from the sale of its products when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable and collection of the resulting accounts receivable is reasonably assured.

Note 4 – Purchase and Supply Agreement, page F-13

We note from disclosure in your Form 10-Q for the quarter ended June 30, 2004, that Cirrus met their minimum purchase commitment for warrant number four by June 30, 2004.  We also note that the market price of your common stock ranged from $1.95 to $2.99 during the quarter.  These prices were in excess of the $1.25 exercise price of warrant number four.  We note that you recognized $104,650 and $20,799 of sales discounts in fiscal years 2004 and 2003 respectively, associated with warrants issued to Cirrus.  These sales discounts appear to be significantly less than the fair value of warrant number four during the quarter in which Cirrus met their minimum purchase commitment.  Accordingly, please supplementally tell us the date Cirrus’ met their purchase commitment on warrant number four, the fair value of the warrants on that date, and the key assumptions you used in determining the fair value.

Cirrus met the minimum purchase commitment for warrant number four on June 29, 2004.  The closing price of the Company’s common stock at that date was $2.10 per common share.  The assumptions the Company used to value the common stock warrant using the Black Scholes pricing model were as follows; (a) Share price used was 65% of the closing price of $2.10 per common share, (35% discount), or $1.365 per common share (b) dividend yield of 2.6%, (c) exercise price of warrant of $1.25 per common share, (d) a risk-free interest rate of 1.725%, (e) expected life of 8 months and (f) volatility of 23.81%.  The option value computed was $.161 per share using the aforementioned assumptions.  The details related to the assumptions used are as follows:

•                                          Dividend rate of 2.6% was calculated using $.06 dividend per common share using the 30 day average stock price for the month of June 2004 of $2.31 per share.  The Company did not use the actual dividend of $.13 per common share actually paid during the year since it included a special dividend of $.07 per common share as a special dividend from the Cirrus’ exercise of warrants number two and number three.

•                                          Risk-free interest of 1.725% used was the 26-week Treasury Bill auction date of June 28, 2004.  The 26-week time-frame was the closest maturity to the expiration date of 8 months for warrant number four at the time the Cirrus met the terms of the agreement until the warrant expires.

•                                          Volatility of 23.8% was the volatility for the period June 1, 2004 to June 30, 2004 which the Company believes is a good indicator of the expected volatility between the measurement date of the warrant (June 29, 2004) until the warrant expires and is consistent with volatility used for stock options issued of 36.6%.

•                                          The discount of 35% used on common stock was due to the following factors (a) stock to be issued will be restricted under Rule 144, (b) stock issued will not be registered with the SEC, and (c) significant amount of shares sold into the market would have a negative impact to the common stock due to the Company’s common stock is so thinly-traded.

You state that warrants are not considered earned until the products are sold based on EITF 96-18.  Supplementally demonstrate whether and how your accounting complies with Issue 6 of EITF 01-9.  Refer to Exhibit 01-9D of the EITF Consensus for guidance on incentives in the form of equity instruments.

The Company’s agreement with Cirrus was determined not to contain a significantly large disincentive for non-performance; thus, a measurement date for the warrants was not reached until Cirrus’ warrant was vested.  The warrant total value was not fixed until the number of products is required to be purchased by Cirrus is reached.  The Company did estimate the value of the warrants consistent with issue No. 6 of EITF 01-9 and recorded on estimate of the incentives as a reduction of revenue on an interim basis.  The estimate was “trued-up” at the measurement date of June 29, 2004.  The amount recorded as a reduction of the revenue for the Cirrus warrant was $35,000, $35,000, and $34,650 for the quarters ended December 31, 2003, March 31, 2004, and June 30, 2004, respectively.

Other

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                                          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please see the attached acknowledgement of the above statements on behalf of the Company.

*  *  *  *  *

If you want to discuss this or have any additional questions or comments regarding our responses or about the Company, the Form 10-KSB or this letter, please feel free to call me at 651-457-7491.

Very truly yours,

Larry Williams

President and Chief Operating Officer

cc:                                 Robert L. Nelson, Chairman of the Board, Chief Executive Officer

Darrel Brandt, Chairman, Audit Committee

Steven Stensrud, Virchow, Krause & Company, LLP

Douglas T. Holod, Maslon Edelman Borman & Brand, LLP

Ballistic Recovery Systems, Inc.

Statements of Operations

For the Years Ended September 30, 2004 and 2003

	2004	2003
Sales	$6,928,382	$6,549,011
Cost of sales	4,252,531	3,966,125

Gross profit	2,675,851	2,582,886

Selling, general and administrative	1,494,447	1,211,567
Research and development	272,782	407,171
Intangible amortization	35,519	43,083

Income from operations	873,103	921,065

Other income (expense):
Interest expense	(7,875)	(14,905)
Other income (expense)	4,377	3,407

Income before income taxes	869,605	909,567

Income taxes expense	345,000	360,000

Net income	$524,605	$549,567

Basic earnings per common share	$0.08	$0.09

Weighted average number of shares outstanding – Basic	6,577,281	6,222,399

Diluted earnings per common share	$0.08	$0.09

Weighted average number of shares outstanding – Diluted	6,910,530	6,346,373

Dividends per share	$0.1255	$0.05

See notes to financial statements.